Elite Pharmaceuticals, Inc.

165 Ludlow Avenue

Northvale, NJ 07647

Tel: (201) 750-2646

April 14, 2009

AS FILED ON EDGAR AND

VIA FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 6010

Washington, DC 20549

Attn: Sasha Singh Parikh, Staff Accountant

Re:	Elite Pharmaceuticals, Inc. Item 4.01 - Form 8-K/A, filed March 12, 2009 File No. 001-15697

Dear Ms. Parikh:

On behalf of Elite Pharmaceuticals, Inc., a Delaware corporation (the “Company”), please be advised that the undersigned has received and read your letter, dated March 16, 2009, with regard to Item 4.01 of the Current Report on Form 8-K/A filed by the Company with the United States Securities and Exchange Commission (the “Commission”) on March 12, 2009.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 Of course, if you should require any additional information or clarification, please do not hesitate to contact the undersigned at (201) 367-7860.

Securities and Exchange Commission

April 14, 2009

Re: Elite Pharmaceuticals, Inc.

Your assistance in this matter is greatly appreciated.

Sincerely,

ELITE PHARMACEUTICALS, INC.

By:             /s/ Chris Dick

Name:	Chris Dick
Title:	Chief Operating Officer and Acting Chief Executive Officer

cc: Mark Gittelman, Chief Financial Officer